02 SEP 10 AM 9:56

82-4114

EVERGREEN FORESTS LIMITED

02049844

26 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Evergreen Forests Limited [82 - 4114]

Dear Sir

Please find enclosed a copy of the following documents.

- Full Year Financials
- Press Release
- Notices relating to the buyback of ordinary shares and cancellation of those shares

Please do not hesitate to contact us, if you require further information or have any queries.

Yours faithfully
EVERGREEN FORESTS LIMITED

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

Gregory K. Parker
Treasurer & Company Secretary
E-mail gkp@evergreen.co.nz

CC: Paul Martin
Bankers Trust Company

Scott Ziegler
Ziegler, Ziegler & Altman

dlw 9/10

Ref: S80.01/Ltr to SEC 02-02-28.doc

EVERGREEN FORESTS LIMITED

News Release
22 August 2002

EVERGREEN ANNOUNCES INCREASED PROFIT AND VALUATION

Evergreen Forests Limited announced today consolidated net profit of $6.746m for the 12 months ended 30th June 2002 (2001: $5.044m). The operating profit before abnormals was also higher at $6.968m (2001: $6.508m) on a harvest volume of 211,204t (2001: 171,620t).

Chief Executive Mark Bogle said that the profit increase was a positive result in a year in which volatile international events had affected prices and demand in international markets. Pruned log prices in particular had been affected and Mr. Bogle said that Evergreen had responded by reducing its harvest of pruned stands, instead harvesting a greater proportion of its lower value stands than scheduled.

Mr. Bogle said that current trading conditions were favourable, particularly in Asia, evidenced by higher export volumes, improved pricing and the emergence of China as an exciting future market for New Zealand plantation grown products. US prices had also recovered and remain firm.

Evergreen's net asset value on a fully diluted, going concern basis, is $0.77 per share (2001: $0.76). The NAV is based on the $161.3 (2001: $151.6m) book value of the company's forests at year end. Jaakko Poyry Consulting[1] valued Evergreen's forest estate at $162.4m as at June 30 2002 (2001: $157.4m).

The company also announced the cancellation of the 678,470 shares purchased under the share buyback scheme over the past year. In addition, Chairman Peter Wilson announced the board of directors had authorised a continuation of the share buyback programme and that it will also allow for the purchase of the convertible notes. Further information will be mailed to shareholders shortly.

Evergreen is a public company listed on the New Zealand Stock Exchange. The company owns or has cutting rights over 21,000 stocked hectares (52,000 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the West Coast of the South Island.

For further information contact Mr Mark Bogle (09) 307 3240, email: msb@evergreen.co.nz

The company's web site is located at: www.evergreen.co.nz For information on the New Zealand stockmarket and the company's share price on the NZSE, please go to: www.nzse.co.nz

[1] Independent Forestry Valuers and Consultants

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT
EVERGREEN FORESTS LIMITED
For the full year ended 30 June 2002

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on audited accounts.
If the report is based on audited accounts, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

	CONSOLIDATED OPERATING STATEMENT		
	30/06/02 CURRENT FULL YEAR $NZ'000	UP/ DOWN %	30/06/01 CORRESPONDING FULL YEAR $NZ'000
1 OPERATING REVENUE			
(a) Sales revenue	21,249	-35.2%	32,815
(b) Other revenue	506	76.9%	286
(c) Total operating revenue	21,755	-34.3%	33,101
2(a) OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX	6,968	7.1%	6,508
(b) Unusual items for separate disclosure	-222		-1,465
(c) OPERATING SURPLUS BEFORE TAX	6,746	33.8%	5,043
(d) Less tax on operating profit	0	NA	0
(e) Operating surplus after tax but before minority interests	6,746	33.8%	5,043
(f) Less minority interests	0		1
(g) Equity earnings [detail in item 19]	0	100.0%	0
(h) OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	6,746	33.7%	5,044
3(a) EXTRAORDINARY ITEMS [detail in item 6(a)]	0		0
(b) Less minority interests	0		0
(c) Extraordinary items after tax attributable to members of Listed Issuer	0		0
4(a) TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(c) + 2(e) + 3(a) above]	6,746	33.7%	5,044
(b) Operating Surplus and Extraordinary Items after Tax attributable to Minority Interests [Items 2(d) + 3(b) above]			
(c) OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(f) + 3(c) ABOVE]	6,746	33.7%	5,044

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR

Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported profit (loss).

	CONSOLIDATED	
	30/06/02 CURRENT FULL $NZ'000	30/06/01 CORRESPONDING FULL $NZ'000
(a) Interest revenue included in Item 2(a) above	194	110
(b) # Interest revenue included in 5(a) above but not yet received	0	0
(c) Interest expense included in Item 2(a) (include all forms of interest, lease finance charges, etc.)	102	50
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	5,322	5,937
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	0	0
(f) Depreciation including all forms of amortisation and writing down of property/investment	266	277
(g) Write-off intangibles	0	0
(h) Unrealised changes in value of investments	0	0

6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT FULL YEAR		
DETAILS AND COMMENTS	Before tax $NZ'000	Related Income Tax $NZ'000	After Tax $NZ'000
Unusual Items - Item 2(b) above Nuhaka Farm Forestry Fund investment write-down	-222	0	-222
Total unusual items	-222	0	-222
Extraordinary	0	0	0
Total extraordinary items	0	0	0

6(b) COMMENTS BY DIRECTORS

Material factors affecting the revenues and expenses of the group for the current full year
Nil

ii. Significant trends or events since end of current full year
Nil

iii. Changes in accounting policies since last Annual Report and/or last Full Yearly Report
Nil

7 EARNINGS PER SECURITY

	CONSOLIDATED	
	30/06/02 CURRENT FULL YEAR CENTS	30/06/01 CORRESPONDING FULL YEAR CENTS
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings per share		
(a) Basic EPS	4.7	3.8
(b) Diluted EPS if materially different from (a)	3.5	2.7

8(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES	**NA**	**NA**
(i) Name of subsidiary or group of subsidiaries	0	0
(ii) Contribution to consolidated surplus (deficit) and extraordinary items after tax	0	$ 0
(iii) Date from which such contribution has been calculated	NIL	NIL
(iv) Operating surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding full year	0	$ 0
8(b) MATERIAL DISPOSALS OF SUBSIDIARIES	**NA**	**NA**
(i) Name of subsidiary or group of subsidiaries	0	0
(ii) Contribution to consolidated operating surplus (deficit) and extraordinary items after tax from operation of subsidiary	0	$ 0
(iii) Date to which such contribution has been calculated	NIL	NIL
(iv) Contribution to consolidated operating surplus (deficit) and extraordinary items after tax for the previous corresponding full year	0	$ 0
(v) Contribution to consolidated operating surplus (deficit) and extraordinary items from sale of subsidiary	0	$ 0

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information of the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report.

The group operates predominantly in one industry - forestry, and in one geographical area - New Zealand.

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

	CONSOLIDATED	
	30/06/02 AT END OF CURRENT FULL YEAR $NZ'000	30/06/01 PREVIOUS CORRESPONDING FULL YEAR $NZ'000
10 CURRENT ASSETS		
(a) Cash	2,799	5,944
(b) Receivables	3,153	2,954
(c) Investments	0	0
(d) Inventories	909	1,028
(e) Other	0	0
(f) TOTAL CURRENT ASSETS	6,861	9,926
NON-CURRENT ASSETS		
(g) Receivables	2,216	1,067
(h) Investments	5,952	6,358
(i) Inventories	0	0
(j) Property, roading, plant and equipment	4,001	3,073
(k) Land	27,400	27,402
(l) Forest Crop *	161,277	151,650
(m) TOTAL NON-CURRENT ASSETS	200,846	189,550
(n) TOTAL ASSETS	207,707	199,476
11 CURRENT LIABILITIES		
(a) Accounts payable	2,172	2,505
(b) Borrowings	4,000	2,000
(c) Provisions	630	883
(d) Other	0	139
(e) TOTAL CURRENT LIABILITIES	6,802	5,527
NON-CURRENT LIABILITIES		
(f) Accounts Payable	0	0
(g) Borrowings	49,716	47,282
(h) Provisions	0	0
(i) Convertible Notes	26,579	32,320
(j) Convertible Redeemable Preference Shares	1,070	0
(k) TOTAL NON-CURRENT LIABILITIES	77,365	79,602
(l) TOTAL LIABILITIES	84,167	85,129
(m) NET ASSETS	123,540	114,347
12 SHAREHOLDERS' EQUITY		
(a) Share capital	104,570	102,123
(b) Reserves:		
(i) Revaluation reserve	0	0
(ii) Other reserves	0	0
(c) Retained surplus (accumulated deficit)	18,970	12,224
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	123,540	114,347
(e) Outside equity interests in subsidiaries	0	0
(f) TOTAL SHAREHOLDERS' EQUITY	123,540	114,347

* Independent valuation of forest crop as at 30 June 2002 by Jaakko Poyry Consulting is $ 162,400,000 (2001: $157,400,000).

STATEMENT OF CASH FLOWS FOR FULL YEAR

	CONSOLIDATED	
	30/06/02 CURRENT FULL YEAR $NZ'000	30/06/01 CORRESPONDING FULL YEAR $NZ'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	21,428	33,227
(b) Interest received	194	110
(c) Dividends received	0	0
(d) Payment to suppliers and employees	-14,968	-24,361
(e) Interest paid	-102	0
(f) Income taxes paid	0	0
(g) Other	0	0
(h) NET OPERATING CASH FLOWS	6,552	8,976
14 CASH FLOWS RELATED TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	457	23
(b) Cash proceeds from sale of equity investments	0	0
(c) Nuhaka Distributions Received	184	0
(d) Cash paid for purchases of property, plant and equipment	-1,596	-780
(e) Interest paid - capitalised	-2,235	-2,694
(f) Cash paid for purchases of equity investments	0	-1,037
(g) Acquisition & development of forests	-4,481	-3,329
(h) Loans and advances	-1,149	-613
(i) NET INVESTING CASH FLOWS	-8,820	-8,430
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc	0	4,870
(b) Borrowings	3,410	0
(c) Repayment of borrowings - Convertible Notes buy back	-5,014	0
(d) Dividends paid	0	0
(e) Other - Share repurchases	-343	
(f) Other - Convertible Redeemable Preference Shares	1,070	0
(g) NET FINANCING CASH FLOWS	-877	4,870
16 NET INCREASE (DECREASE) IN CASH HELD	-3,145	5,416
(a) Cash at beginning of full year	5,944	528
(b) Exchange rate adjustments to Item 16(a) above	0	0
(c) CASH AT END OF FULL YEAR	2,799	5,944

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

Holders of 2,267,517 convertible notes exercised their option to convert the notes into 5,073,169 shares at $ 0.55 per share.

18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes Bank Overdrafts, Bank Accounts and Short Term Deposits.

Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	30/06/02 Current Full Year $NZ'000	30/06/01 Corresponding Full Year $NZ'000
Cash on hand and at bank	129	5,055
Deposits at call	2,670	889
Bank Overdraft	0	0
Other (provide details)	0	0
TOTAL = CASH AT END OF FULL YEAR [Item 16(c) above]	2,799	5,944

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

	EQUITY EARNINGS	
(1) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	30/06/02 Current Full Year $NZ'000	30/06/01 Corresponding Full Year $NZ'000
(a) OPERATING SURPLUS (DEFICIT) BEFORE TAX	NA	NA
(b) Less Tax		
(c) OPERATING SURPLUS (DEFICIT) AFTER TAX		
(d) (i) Extraordinary items (gross)		
(ii) Less tax		
(iii) Extraordinary items (net)		
(e) OPERATING SURPLUS (DEFICIT) AND EXTRA-ORDINARY ITEMS AFTER TAX		
(f) Less dividends paid to group		
(g) NET ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(e))	NA	NA

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS (CONT'D)

MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of full year		Combinations of operating profit (loss) and extraordinary items after tax $NZ'000	
	Current full year	Previous corresponding full year	Current full year $NZ'000	Previous corresponding full year $NZ'000
			Equity Accounted	
Equity accounted associated companies None				
			Not Equity Accounted	
Other material Interests Nuhaka Farm Forestry Fund	29.62%	29.62%	-	-

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current Full Year $NZ'000	Previous Corresponding Full Year $NZ'000
Carrying value of investments in associated companies (CV)	NA	NA
Share of associated companies' retained profits and reserves not included in CV:		
Retained profits		
Reserves		
Equity carrying value of investments	NA	NA

20 ISSUED AND QUOTED SECURITIES AS AT 30 June 2002

	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES				
Convertible Redeemable Preference Shares (CRPS)				
On issue at beginning of year	0			
Issued during current full year	1,390,000			
On issue at end of year	1,390,000			

During the year the company issued to the employees and the chairman 1,390,000 CRPS at $ 0.77 per share. A preference dividend of $0.11 per CRPS will be paid annually and this dividend less tax must be applied by the participants in repayment of company loan. CRPSs rank ahead of ordinary shares in the company on a liquidation of the company for an amount equal to their subscription price. Each CRPS can be converted into one ordinary share at any time prior to 9 November 2011 at the option of the participant. A participant must elect between converting or redeeming his or her CRPSs for cash should he or she leave the company.

	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
ORDINARY SHARES:				
On issue at beginning of year	140,734,372	140,734,372		
Issued during current full year:	5,073,169	5,073,169		
On issue at end of year	145,807,541	145,807,541		
Shares (inluded above and held as treasury stock)	662,470	662470		
CONVERTIBLE NOTES:				
On issue at beginning of year	28,500,000	28,500,000		
Issued during current full year	0	0		
Pro rata buy back	-4,275,000	-4275000		
Converted into shares	-2,267,517	-2,267,517		
On issue at end of year	21,957,483	21,957,483		

The Ten Year Zero Coupon Convertible Notes accrue interest at the rate of 7.18% per annum and are secured by a second ranking floating charge over the assets of the company and its charging subsidiaries (Charging Group). Each convertible note (issue price $ 1.00) is redeemable in cash after 10 years (19 March 2009) for $2.00 each. Noteholders can elect to convert the notes (principal plus accrued interest less any withholding taxes) into shares at any time prior to redemption at a fixed conversion price of $0.55. Noteholders may reimburse the company for withholding taxes, enabling the noteholders to obtain full conversion. The company has the right to give twenty days notice of early redemption at any time, if after 19 March 2002 the share price is above $1.10.

OPTIONS:

Executive share option plan

Ordinary share options issued pursuant to the executive share option scheme. The number of options that may be exercised will vary depending on the performance of the Company. At 30 June 2002 150,000 options maturing on 30 June 2005 and 326,000 options maturing on 30 June 2006 are exercisable. The options do not carry dividend or voting rights, or rights to attend meetings of the Company. Entitlements to bonus and rights issues accumulate during the option period.

	Number Issued	Number Quoted
On issue at beginning of year	2,118,000	2,118,000
Issued during current full year	0	0
Cancelled during current full year	-840,000	-840000
On issue at end of year	1,278,000	1,278,000

Expiry Date	Exercise price	Number
30 June 2005	$ 0.55	300,000
30 June 2006	$ 0.55	978,000

DEBENTURES - Totals only	NIL
UNSECURED NOTES - Totals only	NIL
OTHER SECURITIES	NIL

21 DIVIDEND None

22 ANNUAL MEETING (if full year report)

(a) To be held at : Auckland
(b) Date: 8 November 2002 Time: 10.30 am
(c) Approximate date of availability of Annual Report: 7 October 2002

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 22 August 2002

(Signed by) Authorised Officer of Listed Issuer	22 August 2002 Date

EVERGREEN
FORESTS
LIMITED

22 August 2002

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

RE: ACQUISITION OF SHARES BY EVERGREEN FORESTS LIMITED

Pursuant to Rule 7.12.1 of the Listing Rules, we are pleased to provide the following information in relation to the acquisition of ordinary shares in Evergreen Forests Limited.

Class of security:	Ordinary shares
ISIN number:	NZEVFE000152
Number of securities acquired:	678,470 ordinary shares
Nominal value:	n/a
Acquisition Price:	$0.5164
Payment Method:	Cash
Amount Paid:	$350,335
Percentage of total class acquired:	0.4653% (total class issued being 145,807,541 as at 22 August 2002)
Reason for Acquisition:	As part of the share buyback programme authorized by directors
Authority for the Acquisition:	Acquired pursuant to the constitution of the company, and pursuant to a resolution of directors dated 22 August 2001.
Total number of fully paid ordinary shares in existence after acquisition:	145,807,541
Shares held as treasury stock:	The shares acquired were held as treasury stock but are being cancelled effective 22 August 2002.
Special Terms:	Nil
Date acquired:	31 August 2001 to 21 August 2002

If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer/Company Secretary

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

Evergreen Forests Limited
Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand
Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**August 22, 2002**	**Time:**	**15:11**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

22 August 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Cancellation

Evergreen Forests Limited has advised the cancellation of 678,470 ordinary shares (being 0.4653% of the ordinary shares) which had been held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 and the company no longer holds any shares as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	August 21, 2002	**Time:**	16:17
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

21 August 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 21/8/2002 of 15,000 ordinary shares (being 0.0103% of the ordinary shares) at $0.5487 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The company also advised that it mis-stated the number of shares purchased on 18 October 2001 by 10 shares. Evergreen actually purchased 27,767 shares and reported 27,757 as being purchased.

The total number of ordinary shares on issue is 145,807,541 of which 678,470 are held as Treasury Stock.

Evergreen Forests Limited
EVERGREEN FORESTS LIMITED
Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand
Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**August 13, 2002**	**Time:**	**08:45**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

13 August 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 12/8/2002 of 1,000 ordinary shares (being 0.0007% of the ordinary shares) at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,807,541 of which 663,460 are held as Treasury Stock.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Australian Stock Exchange

EVF000081

Fax Sheet

Date:	June 26, 2002	**Time:**	15:46
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

26 June 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 25/6/2002 of 3,000 ordinary shares (being 0.0021% of the ordinary shares) at A$0.46 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,807,541 of which 662,460 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	June 24, 2002	**Time:**	16:33
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

24 June 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 24/6/2002 of 7,250 ordinary shares (being 0.005% of the ordinary shares) at AUD$0.46 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,807,541 of which 659,460 are held as Treasury Stock.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Australian Stock Exchange
EVF000079

Fax Sheet

Date:	May 15, 2002	**Time:**	16:19
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

15 May 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 15/05/2002 of 10,000 ordinary shares at $0.55 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2001. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,807,541 of which 652,210 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**April 15, 2002**	**Time:**	**10:19**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470 0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

15 April 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) – ASX Listing

The Australian Stock Exchange (ASX) has advised that it intends to proceed with its previously announced changes to the listing rules raising the minimum asset and annual profit requirements for companies listed as Foreign Exempt Entities. Evergreen Forests Limited will not meet these new size thresholds.

The company does not intend to apply for a full listing on the ASX due to the additional costs involved. Evergreen understands that it will be removed from the ASX on 1 July 2002.

A letter will be sent to all shareholders on the Australian register explaining the consequences of the delisting.

The company will retain its primary listing on the New Zealand Stock Exchange.

EVERGREEN
FORESTS
LIMITED

18 March 2002

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

Australian Stock Exchange
Exchange Centre
20 Bond Street
NSW 2000
AUSTRALIA

RE: NOTICE UPON CONVERSION

Pursuant to Rule 7.12.9 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the conversion of convertible notes into ordinary shares in Evergreen Forests Limited:

Number of securities converted:	362,661 Convertible Notes
Number of ordinary shares issued on conversion:	809,060 fully paid Ordinary Shares
Details of any interest/dividend conditions attached to the securities converted and allotted upon conversion	The converted securities will rank equally in all respects with ordinary shares already on issue
Number of securities remaining to be converted	23,127,902

If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

EVERGREEN FORESTS LIMITED

4 March 2002

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

Australian Stock Exchange
Exchange Centre
20 Bond Street
NSW 2000
AUSTRALIA

RE: ISSUE OF SHARES BY EVERGREEN FORESTS LIMITED

Pursuant to Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the issue of ordinary shares in Evergreen Forests Limited:

Class of security:	Ordinary Shares
ISIN number:	NZEVFE000152
Number of securities issued:	1,750,001 ordinary shares, credited as fully paid
Nominal value:	n/a
Issue Price:	$0.55
Payment Method:	Issued on conversion of convertible notes – payment not in cash.
Amount Paid Up:	n/a
Percentage of total class issued:	1.24% (total class of ordinary shares issued being 140,734,372)
Reason for issue:	Pursuant to an instruction from a convertible note holder in Evergreen Forests to convert 784,437 convertible notes into ordinary shares.

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

Authority for the issue:	Issued pursuant to clause 4.2(f) of the constitution of the company, and pursuant to Section 6 of the convertible note trust deed between Evergreen Forests Limited, Evergreen Forests Marketing Limited and Perpetual Trust Limited.
Total number of fully paid ordinary shares in existence after issue:	142,484,373
Special Terms:	Nil
Date of issue:	4 March 2002

Please confirm that the additional shares referred to in this letter have been accepted for listing by the NZSE. If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

EVERGREEN
FORESTS
LIMITED

12 April 2002

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

Australian Stock Exchange
Exchange Centre
20 Bond Street
NSW 2000
AUSTRALIA

RE: NOTICE UPON CONVERSION

Pursuant to Rule 7.12.9 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the conversion of convertible notes into ordinary shares in Evergreen Forests Limited:

Number of securities converted:	1,120,419 Convertible Notes
Number of ordinary shares issued on conversion:	2,514,108 fully paid Ordinary Shares
Details of any interest/dividend conditions attached to the securities converted and allotted upon conversion	The converted securities will rank equally in all respects with ordinary shares already on issue
Number of securities remaining to be converted	21,957,483

Please note that on our previous correspondence of 18 March the remaining notes on issue was incorrectly stated at 23,127,902 and it should have been 23,077,902. If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

EVERGREEN
FORESTS
LIMITED

12 April 2002

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

Australian Stock Exchange
Exchange Centre
20 Bond Street
NSW 2000
AUSTRALIA

RE: ISSUE OF SHARES BY EVERGREEN FORESTS LIMITED

Pursuant to Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the issue of ordinary shares in Evergreen Forests Limited:

Class of security:	Ordinary Shares
ISIN number:	NZEVFE000152
Number of securities issued:	2,514,108 ordinary shares, credited as fully paid
Nominal value:	n/a
Issue Price:	$0.55
Payment Method:	Issued on conversion of convertible notes – payment not in cash.
Amount Paid Up:	n/a
Percentage of total class issued:	1.75% (total class of ordinary shares issued being 143,293,433)
Reason for issue:	Pursuant to an instruction from convertible note holders in Evergreen Forests to convert 1,120,419 convertible notes into ordinary shares.
Authority for the issue:	Issued pursuant to clause 4.2(f) of the constitution of the company, and pursuant

	to Section 6 of the convertible note trust deed between Evergreen Forests Limited, Evergreen Forests Marketing Limited and Perpetual Trust Limited.
Total number of fully paid ordinary shares in existence after issue:	145,807,541
Special Terms:	Nil
Date of issue:	12 April 2002

Please confirm that the additional shares referred to in this letter have been accepted for listing by the NZSE. If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**March 8, 2002**	**Time:**	**16:55**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:	Australian Stock Exchange	**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470** **0061 2 9347 0005**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

8 March 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised that due to broker error it has overstated by 21,441 the number of shares purchased by it under the share buyback programme.

The total number of ordinary shares on issue is 143,734,733 of which 642,210 are held as Treasury Stock.

EVERGREEN
FORESTS
LIMITED

02 SEP 10 AM 9:56

18 March 2002

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

Australian Stock Exchange
Exchange Centre
20 Bond Street
NSW 2000
AUSTRALIA

RE: ISSUE OF SHARES BY EVERGREEN FORESTS LIMITED

Pursuant to Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the issue of ordinary shares in Evergreen Forests Limited:

Class of security:	Ordinary Shares
ISIN number:	NZEVFE000152
Number of securities issued:	809,060 ordinary shares, credited as fully paid
Nominal value:	n/a
Issue Price:	$0.55
Payment Method:	Issued on conversion of convertible notes – payment not in cash.
Amount Paid Up:	n/a
Percentage of total class issued:	0.57% (total class of ordinary shares issued being 142,484,373)
Reason for issue:	Pursuant to an instruction from convertible note holders in Evergreen Forests to convert 362,661 convertible notes into ordinary shares.

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247

Authority for the issue:	Issued pursuant to clause 4.2(f) of the constitution of the company, and pursuant to Section 6 of the convertible note trust deed between Evergreen Forests Limited, Evergreen Forests Marketing Limited and Perpetual Trust Limited.
Total number of fully paid ordinary shares in existence after issue:	143,293,433
Special Terms:	Nil
Date of issue:	18 March 2002

The company holds 642,210 ordinary shares as treasury stock.

Please confirm that the additional shares referred to in this letter have been accepted for listing by the NZSE. If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer